UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Taseko Mines Limited

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

87651106

(CUSIP Number)

Walied Soliman

Norton Rose Fulbright Canada LLP

Suite 3800, Royal Bank Plaza, South Tower, 200 Bay Street, P.O. Box 84, Toronto, Ontario, M5J 2Z4

Phone no. (416) 216-4820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No. 87651106		13D

1	Name of Reporting Persons. Raging River Capital LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. Raging River Capital GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Granite Creek Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Mark Radzik

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons. Westwood Capital LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Henry Park

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons. Paul M. Blythe Mining Associates Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Paul Blythe

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons. Nathan Milikowsky

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,900,100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,900,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,900,100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% based on 221,808,638 shares outstanding as of February 22, 2016

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) amends and restates and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons identified herein on January 13, 2016 with respect to the Common Shares (as defined herein) of the Issuer (as defined herein). On February 26, 2016, the Issuer filed a lawsuit in the Federal District Court for the District of Columbia alleging that the Schedule 13D filed with the SEC on January 13, 2016 did not contain all required information. A copy of the complaint is filed as Exhibit 99.2 to this Report. The Reporting Persons dispute that the January 13, 2016 Schedule 13D did not contain all required information. Any supplemental information provided herein in response to the Issuer’s complaint is provided solely to moot the Issuer’s claims at the outset and the provision of such information does not constitute an admission or acknowledgment that such information was required to be included in the January 13, 2016 Schedule 13D, which the Reporting Persons expressly deny. Substantially all powers to control and manage the business and affairs of Raging River (as defined herein) are vested exclusively in RC LLC (as defined herein), the general partner of Raging River. The limited partners of Raging River are passive investors who do not play a role in managing the affairs of Raging River.

Item 1.                   Security and Issuer.

The class of securities to which this Schedule 13D relates is the common shares, no par value (“Common Shares”) of Taseko Mines Ltd. (the “Issuer”). The principal executive offices of the Issuer are at 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H1.

Item 2.                   Identity and Background.

This Schedule 13D is being filed by: (i) Raging River Capital LP (“Raging River”); (ii) Raging River Capital GP LLC (“RC LLC”); (iii) Granite Creek Partners, LLC (“Granite”); (iv) Mark Radzik (“Radzik”); (v) Westwood Capital LLC (“Westwood”); (vi) Henry Park (“Park”); (vii) Paul M. Blythe Mining Associates Inc. (“Blythe Mining”); (viii) Paul Blythe (“Blythe”); and (ix) Nathan Milikowsky.

The principal business addresses of each of: (i) Raging River, RC LLC, Granite, Radzik, Westwood and Park is 222 West Adams, Suite 1980, Chicago, Illinois 60606; (ii) Blythe Mining and Blythe is 4-115 First St., Suite 201, Collingwood, Ontario L9Y 4W3; and (iii) Nathan Milikowsky is Jordanmill Ventures LLC, 822 Boylston Street, Chestnut Hill, MA 02467.

Raging River, a Delaware limited partnership, is primarily engaged in the business of investing in securities. RC LLC, a Delaware limited liability corporation, is primarily engaged in the business of serving as the general partner of Raging River. Granite, a Delaware limited liability corporation, is primarily engaged in the business investing in securities and is a managing member of RC LLC. Radzik’s present principal occupation or employment is serving as a Principal of Granite. Westwood, a Connecticut limited liability corporation, is primarily engaged in the business of investing in securities and is a managing member of RC LLC. Park’s present principal occupation or employment is serving as Chief Investment Officer and Principal of Westwood. Blythe Mining, a corporation incorporated in Ontario, is primarily engaged in the mining services industry and is a managing member of RC LLC. Blythe’s present principal occupation or employment is serving as President of Blythe Mining. Nathan Milikowsky’s present principal occupation or employment is as an investor engaged in the business of investing in securities and he is a managing member of RC LLC. Mr. Milikowsky, together with Blythe, Blythe Mining, Park, Westwood, Radzik, Granite, Raging River and RC LLC, (the “Reporting Persons”) are in a position to determine the investment and voting decisions made by RC LLC and Raging River.

The name, citizenship, principal occupation and business address for each director, executive officer, general partner or controlling member of the Reporting Persons is set forth on Appendix A hereto.

During the last five years, none of the Reporting Persons, or any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration.

The 13,900,100 Common Shares reported herein by the Reporting Persons were acquired on the dates, in the amounts and at the prices per share set forth on Appendix B, for an aggregate purchase price of approximately $4,705,645.00 (including brokerage commissions). The source of funding for the acquisition of Common Shares held by the Reporting Persons was the general working capital of Raging River from the respective capital contributions of the limited partners of the Amended and Restated Limited Partnership Agreement of Raging River Capital LP dated December 21, 2015 (the “Raging River LP Agreement”), a copy of which is filed as Exhibit 99.3 to this report.

Item 4.                   Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

The Reporting Persons engaged Cowen & Company, a registered broker-dealer, to execute the purchase of the Common Shares in the open market. The Reporting Persons acquired the Common Shares for investment purposes because they believed the Common Shares represented an attractive investment opportunity. The Reporting Persons have had and intend to have discussions with management of the Issuer (“Management”) relating to, among other things, the Issuer’s corporate governance, capital allocation (including financing alternatives), capital structure, the size and composition of the Board and strategic alternatives.

On January 13, 2016, Raging River requisitioned a meeting of shareholders: (i) to remove, by special resolution, each of Ronald Thiessen, Russel Hallbauer and Robert Dickinson as directors of the Issuer (the “Director Removal Resolution”); (ii) if the Director Removal Resolution is passed, to set the number of directors at nine (9) and to elect Raging River’s nominees Blythe, Randy Davenport, Park and Radzik as new directors (the “Concerned Shareholder Nominees”); and (iii) if the Director Removal Resolution is not passed, to set the number of directors at twelve (12) and elect the Concerned Shareholder Nominees. A copy of the shareholder meeting requisition notice is filed as Exhibit 99.4 to this report.

If elected, the Concerned Shareholder Nominees will (i) align the board of directors of the Issuer’s (the “Board”) interest with those of the Issuer’s shareholders, including by performing a strategic review, assessing management compensation and evaluating the relationship between Taseko and Hunter Dickinson going forward; (ii) increase shareholder value by working together with the Issuer’s stakeholders to evaluate opportunities to reduce liabilities, divest non-core assets and move projects forward; and (iii) focus on managing the Issuer’s balance sheet debt and position the Issuer to take advantage of the rebound in copper prices.

On February 29, 2016, Raging River sent a letter (the “Financing Letter”) to the Issuer stating their general view that the Issuer did not require financing but that, if the Board determines to proceed with any financing, Raging River would be prepared to provide financing of up to CAD$20 million. A copy of the Financing Letter is filed as Exhibit 99.5 to this report.

In December 2015 and January and February 2016, the Reporting Persons acquired the Issuer’s 7.75% senior notes due 2019 with an aggregate cost of $6,040,323 (excluding accrued interest) (the “Notes”). In addition to the Notes acquired by the Reporting Persons, Raging River Capital 2 LLC (“RC 2 LLC”), a Delaware limited liability company established solely as an investment vehicle for Notes of the Issuer, acquired in December 2015 and February 2016, the Issuer’s 7.75% senior notes due 2019 with an aggregate cost of $2,873,737 (excluding accrued interest) (the “Additional Notes”). RC 2 LLC does not own any securities of the Issuer other than the Additional Notes. RC 2 LLC acquired the Additional Notes for investment purposes because it believed that they represented an attractive investment opportunity. Raging River, Granite, Westwood and Blythe Mining are Members of RC 2 LLC, but only have an interest in the Additional Notes if sold.

The Reporting Persons intend to discuss such matters identified above not only with Management and the Board, but also with other shareholders of the Issuer and third parties and may take other steps to bring about changes to increase shareholder value, including but not limited to changes involving Board composition, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

a)             The aggregate percentage of Common Shares reported to be beneficially owned by the Reporting Persons is based upon 221,808,638 Common Shares outstanding as of February 22, 2016, which is the total number of Common Shares outstanding as of February 22, 2016, as reported in the Issuer’s Management Discussion and Analysis on Form 6-K filed on February 24, 2016.

At the close of business on March 7, 2016, the Reporting Persons may be deemed to beneficially own 13,900,100 Common Shares, constituting approximately 6.3% of the Common Shares outstanding.

b)             RC LLC has shared voting power and shared dispositive power over the 13,900,100 Common Shares held by Raging River, by virtue of RC LLC’s role as the general partner of Raging River, and accordingly, RC LLC may be deemed to be a beneficial owner of such shares. Each of Granite, Westwood, Blythe Mining and Nathan Milikowsky have shared voting power and shared dispositive power over the 13,900,100 Common Shares held by Raging River, by virtue of their role as managing members of RC LLC, and accordingly, each of Granite, Westwood, Blythe Mining and Nathan Milikowsky may be deemed to be a beneficial owners of such shares. Each of Mark Radzik, Henry Park and Paul Blythe have shared voting power and shared dispositive power over the 13,900,100 Common Shares held by Raging River, by virtue of Mr. Radzik’s role as the Principal of Granite, Mr. Park’s role as the Principal of Westwood and Mr. Blythe’s role as President of Blythe Mining, and accordingly, Mr. Radzik, Mr.Park or Mr. Blythe may be deemed to be a beneficial owner of such shares.

c)              Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Shares effected during the past 60 days by the Reporting Persons.

d)             No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

e)              Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted above, on February 26, 2016, the Issuer filed a lawsuit in the Federal District Court for the District of Columbia alleging that the Schedule 13D filed with SEC on January 13, 2016 did not contain all required information. A copy of the complaint is attached as Exhibit 99.2 to this Report. The Reporting Persons dispute that the January 13, 2016 Schedule 13D did not contain all required information. Any supplemental information provided herein in response to the Issuer’s complaint is provided solely to moot the Issuer’s claims at the outset and the provision of such information does not constitute an admission or acknowledgment that such information was required to be included in the January 13, 2016 Schedule 13D, which the Reporting Persons expressly deny.

The Raging River LP Agreement, entered into by and among Raging River, as its general partner, and Granite, Westwood, System Harbour Limited (“SHL”), Nathan Milikowsky, Daniel Milikowsky, Daniel Milikowsky Family Holdings, LLC (“Family Holdings”), Carroll Avenue Partners LLC (“Carroll”), Barry Holdings LLC (“Barry”), Jonathan Lee, Blythe Mining, RL Davenport Resources, Inc. (“RLD”) and Foundation Capital Management, LLC (“Foundation”), each as a limited partner, states that the principal objective of Raging River is to restore investor confidence in and increase shareholder returns at the Issuer through effecting changes in the Issuer’s board of directors. The Raging River LP Agreement states that in order to achieve this objective, Raging River will acquire Common Shares and Notes of the Issuer and carry out a concerned shareholder campaign in respect of the Issuer, which campaign may include, among other things, retaining a proxy solicitor, engaging legal counsel on behalf of the Raging River, preparing and distributing shareholder materials and pursuing legal remedies either through regulatory authorities or courts, as appropriate, and engaging in such activities incidental or ancillary thereto as determined by the RC LLC in its sole discretion. A copy of the Raging River LP Agreement has been filed herewith as Exhibit 99.2 and incorporated herein by reference. Substantially all powers to control and manage the business and affairs of Raging River (as defined herein) are vested exclusively in RC LLC (as defined herein), the general partner of Raging River. The limited partners of Raging River are passive investors who do not play a role in managing the affairs of Raging River.

The Amended and Restated Operating Agreement of Raging River Capital GP LLC, dated December 21, 2015 (the “RC LLC Agreement”) entered into by and among Granite, Westwood, Blythe Mining and Jonathan G. Lee Partners LLC (“Lee Partners”), each as members, states that RC LLC’s principal objective is to act as the general partner for one or more investment vehicles, and to engage in such activities incidental or ancillary thereto. A copy of the RC LLC Agreement has been filed herewith as Exhibit 99.6 and is incorporated herein by reference.

The Amended and Restated Operating Agreement of Raging River Capital 2 LLC, dated December 18, 2015 (the “RC 2 LLC Agreement”) entered into by and among Granite, Westwood, Blythe Mining, Raging River, Lee Partners and Wanxiang America Corporation (“WAC”), each as members, states that the exclusive purposes and functions of RC 2 LLC are to use the capital contributions of the members to purchase and hold the Additional Notes, and to engage in other activities incidental thereto. WAC is exclusively a holder of the Notes and is not an owner of any Common Shares. A copy of the RC 2 LLC Agreement has been filed herewith as Exhibit 99.7 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of RC 2 LLC, dated December 18, 2015 (the “WAC Subscription Agreement”), entered into between WAC and RC 2 LLC. The WAC Subscription Agreement admits WAC as a subscriber of RC 2 LLC and a states that RC 2 LLC will invest in debt of the Issuer. A form of the membership subscription agreement to the RC 2 LLC Agreement executed by WAC has been filed herewith as Exhibit 99.8 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “Barry Subscription Agreement”), entered into between Barry and Raging River. The Barry Subscription Agreement admits Barry as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by Barry has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “Carroll Subscription Agreement”), entered into between Carroll and Raging River. The Carroll Subscription Agreement admits Carroll as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by Carroll has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “D.M. Subscription Agreement”), entered into between Daniel Milikowsky and Raging River. The D.M. Subscription Agreement admits Daniel Milikowsky as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by Daniel Milikowsky has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “Family Holdings

Subscription Agreement”), entered into between Family Holdings and Raging River. The Family Holdings Subscription Agreement admits Family Holdings as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by Family Holdings has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “Foundation Subscription Agreement”), entered into between Foundation and Raging River. The Foundation Subscription Agreement admits Foundation as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by Foundation has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “J.L. Subscription Agreement”), entered into between Jonathan Lee and Raging River. The J.L. Subscription Agreement admits Jonathan Lee as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by Jonathan Lee has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “N.M. Subscription Agreement”), entered into between Nathan Milikowsky and Raging River. The N.M. Subscription Agreement admits Nathan Milikowsky as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by Nathan Milikowsky has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “Blythe Mining Subscription Agreement”), entered into between Blythe Mining and Raging River. The Blythe Mining Subscription Agreement admits Blythe Mining as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by Blythe Mining has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “RLD Subscription Agreement”), entered into between RLD and Raging River. The RLD Subscription Agreement admits RLD as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by RLD has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

The Subscription Agreement and Subscriber Questionnaire of Raging River, dated December 21, 2015 (the “SHL Subscription Agreement”), entered into between SHL and Raging River. The SHL Subscription Agreement admits SHL as a limited partner of Raging River and a states that Raging River will invest in stock and debt of the Issuer. A form of the LP subscription agreement to the Raging River LP Agreement executed by SHL has been filed herewith as Exhibit 99.9 and is incorporated herein by reference.

Item 7.                       Items to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement of the Reporting Issuers (incorporated by reference to the Schedule 13D of the Reporting Persons filed on January 13, 2016)
Exhibit 99.2	Complaint filed by the Issuer in the Federal District Court for the District of Columbia on February 26, 2016
Exhibit 99.3	Raging River LP Agreement
Exhibit 99.4	Raging River Shareholders Meeting Requisition Notice, dated January 13, 2016
Exhibit 99.5	Financing Letter
Exhibit 99.6	RC LLC Agreement
Exhibit 99.7	RC 2 LLC Agreement
Exhibit 99.8	Form of Membership Subscription Agreement to the RC 2 LLC Agreement, executed by WAC
Exhibit 99.9

Form of LP Subscription Agreement to the Raging River LP Agreement, executed by Barry, Carroll, Daniel Milikowsky, Family Holdings, Foundation, Jonathan Lee, Nathan Milikowsky, Blythe Mining, RLD and SHL

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2016
RAGING RIVER CAPITAL LP, by its General Partner, RAGING RIVER CAPITAL GP LLC
	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Authorized Signatory

RAGING RIVER CAPITAL GP LLC
	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Authorized Signatory

GRANITE CREEK PARTNERS, LLC
	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Managing Partner

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik

WESTWOOD CAPITAL LLC
	By:	/s/ HENRY PARK
	Name:	Henry Park
	Title:	Chief Investment Officer and Principal

	By:	/s/ HENRY PARK
	Name:	Henry Park

PAUL M. BLYTHE MINING ASSOCIATES INC.
	By:	/s/ PAUL BLYTHE
	Name:	Paul Blythe
	Title:	President

	By:	/s/ PAUL BLYTHE
	Name:	Paul Blythe

	By:	/s/ NATHAN MILIKOWSKY
	Name:	Nathan Milikowsky

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Appendix A

DIRECTORS AND OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address for each director, executive officer, general partner or controlling member of the Reporting Persons.

RAGING RIVER CAPITAL LP

Name	Jurisdiction/Citizenship	Position	Business Address
Raging River Capital LP	Delaware	General Partner	222 West Adams, Suite 1980, Chicago, Illinois 60606
Mark Radzik	United States	Secretary	222 West Adams, Suite 1980, Chicago, Illinois 60606

RAGING RIVER CAPITAL GP LLC

Name	Jurisdiction/Citizenship	Position	Business Address
Granite Creek Partners, LLC	Delaware	Managing Member	222 West Adams, Suite 1980, Chicago, Illinois 60606
Westwood Capital LLC	Connecticut	Managing Member	222 West Adams, Suite 1980, Chicago, Illinois 60606
Paul M. Blythe Mining Associates Inc.	Ontario	Managing Member	4-115 First St., Suite 201 Collingwood Ontario L9Y 4W3
Nathan Milikowsky	United States	Managing Member	Jordanmill Ventures LLC, 822 Boylston Street, Chestnut Hill, MA 02467

GRANITE CREEK PARTNERS, LLC

Name	Citizenship	Position	Business Address
Mark Radzik	United States	Managing Partner	222 West Adams, Suite 1980, Chicago, Illinois 60606
Brian Boorstein	United States	Managing Partner	222 West Adams, Suite 1980, Chicago, Illinois 60606
Peter Lehman	United States	Managing Partner	222 West Adams, Suite 1980, Chicago, Illinois 60606

WESTWOOD CAPITAL LLC

Name	Citizenship	Position	Business Address
Henry Park	United States	Chief Investment Officer and Principal	222 West Adams, Suite 1980, Chicago, Illinois 60606

PAUL M. BLYTHE MINING ASSOCIATES INC.

Name	Citizenship	Position	Business Address
Paul Blythe	Canada	President	4-115 First St., Suite 201 Collingwood Ontario L9Y 4W3

Appendix B

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON IN THE LAST 60 DAYS

The following table sets forth all transactions with respect to the Common Shares effected during the past 60 days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
December 29, 2015	100	0.34
January 5, 2016	11,400,000	0.3016228
March 7, 2016	2,500,000	0.49